EXHIBIT 99.1

Almaden Resumes Exploration at the Ixtaca Property

VANCOUVER, British Columbia, March 15, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to report that it has resumed exploration in the area of the Ixtaca project.

Initial work is going to focus on identifying drill targets in the area of the Southeast (“SE”) Alteration Zone through further mapping and additional geophysics. As reported in the Fall of 2020, this area measures about 1.5 kilometre (km) east-west by 1 km north-south, and is centred approximately 1 km southeast of the Ixtaca deposit.

The SE Alteration Zone comprises white argillic (clay-altered) volcanics and, most interestingly, clusters of anomalies identified from a hyperspectral survey that include the spectral signatures of important epithermal alteration minerals such as kaolinite, alunite and buddingtonite.

In November, 2020, the Company announced the discovery of several areas of veining cropping out within the SE Alteration Zone, and seventeen samples of the veining were collected and submitted for analysis to ALS Global in Zacatecas, Mexico. All but one sample returned below detection gold and silver, with the exception returning a value of 62 ppb gold. However, even though the outcrops are leached and weathered, many of the samples also returned elevated values for epithermal pathfinder elements which are commonly found in the higher parts of epithermal alteration zones. The presence of pathfinder elements in these samples is very encouraging as it corroborates the Company view that the SE Alteration Zone could represent the higher levels of a potential underlying epithermal system. It is quite typical that the higher parts of these systems contain negligible precious metals values.

The SE Alteration Zone lies well outside of the current Ixtaca deposit resource area, which was the focus of a Feasibility Study (results of which were announced by the Company in December, 2018). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

All work conducted as part of this program will be conducted in strict accordance with COVID-19 safety protocols, to ensure the safety of employees and local communities, employing local people wherever possible.

Background to the Ixtaca Project

Since discovery with the first drill hole, exploration work at Ixtaca has been almost entirely focused on the discovery area, and this work has led to the silver and gold reserve which underpins the feasibility study (“FS”), results of which were announced in December, 20181. The highlights of the FS, using base case prices of US$1275/oz gold and US$17/oz silver unless noted otherwise, include the following (all US dollars):

  Average annual production of 7.06 million ounces silver and 108,500 ounces gold (15.2 million silver equivalent ounces, or 203,000 gold equivalent ounces)2 over the first 6 years;
  After-tax IRR of 42% and after-tax payback period of 1.9 years;
  After-tax NPV of US$310 million at a 5% discount rate;
  After-tax IRR of 57% at the highest upper case price deck of US$1425/oz Au and US$20/oz Ag;
  After-tax NPV (5%) of US$466 million at the highest upper case price deck of US$1425/oz Au and US$20/oz Ag;
  Initial Capital of US$174 million;
  Average LOM annual production of 6.14 million ounces silver and 90,800 ounces gold (12.9 million silver equivalent ounces, or 173,000 gold equivalent ounces);
  All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of US$11.30 per silver equivalent ounce, or US$850 per gold equivalent ounce;
  Elimination of tailings dam by using filtered tailings, which reduces the project footprint and water usage. Construction of a water reservoir providing a permanent and consistent long-term supply of water for residents.

1 For more details please refer to Almaden’s Technical Report, entitled “Ixtaca Gold-Silver Project Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was updated on SEDAR on October 3, 2019.
2 Equivalent calculations use a ratio of 75:1 for silver : gold (based on $1275/oz-Au and $17/oz-Ag)

While it conducts the necessary work to re-submit an environmental permit application required for the construction and operation of the Ixtaca project (see press release of February 3, 2021), the Company has taken the decision to resume exploration at this property with a focus on some previously identified high potential targets which lie outside of the currently defined reserve and feasibility study envelope.

Norm Dircks, P.Geo., is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and approved the contents of this news release which relate to the outcropping veins in the SE Alteration Zone. John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by NI 43-101, has reviewed and approved the scientific and technical contents of this news release relating to the FS.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin, P. Eng
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome or nature of any exploration programs at Ixtaca, and the ability of the Company to comply with COVID-19 related health protocols.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/